UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For November 22, 2011

Commission File Number: 000-52311

PLAY LA INC.

20 Mount Clapham, St. Michael, Barbados, BB 14005

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                                     Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ]No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.  N/A

Item 4.01

Changes in Registrant’s Certifying Accountant

Effective November 22, 2011, Play LA Inc. (the “Company”) changed its principal independent accountants, RBSM LLP (“RBSM”).  On such date, RBSM was terminated from serving as the Company’s independent registered public accounting firm and the Company retained KR Margetson Ltd. (“Margetson”), as its principal independent accountants.  The decision to change accountants was approved by the Registrant’s Board of Directors.

RBSM was the independent registered public accounting firm for the Company from March 15, 2011 until November 22, 2011. RBSM LLP’s reports on the Company’s financial statements for the fiscal year ended December 31, 2010 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle, except that the report of RBSM LLP on the Company’s financial statements for fiscal year 2010 contained an explanatory paragraph, which noted that there was substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal year ended December 31, 2010, and the subsequent interim period through November 22, 2011, there were no disagreements between the Company and RBSM LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to RBSM LLP’s satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports on the financial statements of the Company for such years. During the year ended December 31, 2010 and through November 22, 2011, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided RBSM LLP with a copy of the foregoing disclosures.  Attached as Exhibit is a letter from RBSM LLP, dated November 22, 2011, stating their agreement with such statements.

New independent registered public accounting firm

On November 22, 2011  (the “Engagement Date”), the Company engaged Margetson as its independent registered public accounting firm for the Company’s fiscal year ended December 31, 2011. The engagement of Margetson as the Company’s independent registered public accounting firm was approved by the Audit Committee of the Company’s Board of Directors.

During the two most recent fiscal years and through the Engagement Date, the Company has not consulted with Margetson regarding either:

1.

the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements;

2.

neither a written report was provided to the Company nor oral advice was provided that Margetson  concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

3.

any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Financial Statements and Exhibits

(c)

Exhibits

Exhibit No.	Description of Exhibit
Letter from RBSM LLP

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 22,  2011

PLAY LA INC.
By:	/s/ David Hallonquist

President and Chief Executive Officer

Exhibit

RBSM LLP

Accountants and Advisors

5 West 37th Street

9th Floor

New York, NY 10018

212.868.3669

212.868.3498/Fax

November 22, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Commissioners:

We have read the statements made by Play LA Inc. (copy attached), which we understand will be filed with the Commission, pursuant to Item 4.01 of Form 6-K, as part of Play LA Inc.’s Form 6-K report dated November 22, 2011.  We agree with the statements concerning our Firm in such Form 6-K.

Very truly yours,

/s/ RBSM LLP

RBSM LLP

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